

September 11, 2014

<u>Via E-mail</u>
Mr. Ronald S. Tucker
Director, President, Chief Executive Officer and
   Chief Financial Officer
RX Healthcare Systems, Ltd.
109 E 17th Street, Suite 4375
Cheyenne, WY 82001

     Re: **RX Healthcare Systems, Ltd.**
             Offering Statement on Form 1-A
             Filed September 3, 2014
             File No. 024-10416

Dear Mr. Tucker:

     Our preliminary review of your offering statement indicates that it fails in a material respect to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note you have provided interim financial statements as of and for the nine months ended June 30, 2014. Part F/S of Form 1-A also requires annual financial statements as of and for each of the years ended September 30, 2012 and 2013. Please revise to provide these financial statements and the applicable footnotes. We will not perform a detailed examination of the offering statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

     If you were to request qualification of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

     Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 if you have any questions.

                Sincerely,

                /s/ James Lopez (for)

                John Reynolds
                Assistant Director

cc: <u>Via E-mail</u>
     Anthony Wiezorek, Esq.